

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 22, 2015

<u>Via E-mail</u>
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Ingevity Corporation
5255 Virginia Avenue
North Charleston, South Carolina 29406

> **Re:** **Ingevity Corporation**
> **Amended Registration Statement on Form 10-12B**
> **Filed December 10, 2015**
> **File No. 001-37586**

Dear Mr. McIntosh:

We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. We note your response to comment one in our letter dated November 2, 2015. We strongly encourage you to include the omitted information in the next amendment. Please understand that executive compensation disclosure for the fiscal year ended December 31, 2014 will be required prior to effectiveness.

2. We note the revisions to your filing in response to comment four in our letter dated November 2, 2015. Please be advised, and as you previously presented, the most directly comparable GAAP measure to a non-GAAP performance measure is net income. Please revise your disclosures and reconciliations accordingly.

<u>Information Statement filed as Exhibit 99.1</u>

<u>Unaudited Pro Forma Combined Financial Statements, page 44</u>

3. We note that prior to the completion of your separation from WestRock, you will enter into agreements to obtain your own insurance coverage, fees for a stand-alone public company audit, outsourcing certain compliance functions, and compensation agreements for your executive team. Please clarify how you determined the amounts of pro forma statements of operations adjustments (A).

4. Please clarify how you determined the amounts of pro forma statements of operations adjustments (C). Please specifically address where and how interest expense related to your capital lease is reflected, your basis for determining the interest rate associated with the debt to be incurred, and your basis for reflecting interest income.

Financial Statements

Summary of significant accounting policies, page F-8

Depreciation, page F-10

5. Based on your response to comment 18 in our letter dated November 2, 2015, we note you have added disclosure that states approximately 68% of the cost of your machinery and equipment have useful lives of twenty years. It appears that the remaining 32% of the cost of your machinery and equipment have useful lives of five to thirty years. As previously requested, please consider breaking out the machinery and equipment category into smaller components and disclosing the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range and disclosing the weighted average useful life.

Note G. Allocated costs and related-party transactions, page F-15

6. Based on your response to comment 19 in our letter dated November 2, 2015, we note that you are unable to quantify the amount of expenses that would have been incurred during the historical periods on a stand-alone basis, as it is not practicable to do so. As previously requested, please enhance your disclosure here and in your interim financial statements to state that it is not practicable to provide management's estimate of expenses on a stand-alone basis. Refer to SAB Topic 1:B.1.

Combined Interim Balance Sheets, page F-28

7. We note your response to comment 22 in our letter dated November 2, 2015,however, due to the material reduction to historical equity that will occur upon the separation, we continue to believe you should reflect the dividend to your parent on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-mail
        Gregory Ostling, Esq.
        Francis Stapleton, Esq.